© The Christen Group, Inc.

CERTIFICATE OF INCUMBENCY

I, Christen Erika Johnson, being the Secretary of The Christen Group, Inc (the "Corporation"), a corporation incorporated under the laws of the State of Maryland, HEREBY CERTIFY THAT:

1. The signing Officers of the Corporation are as follows:

NAME	TITLE	SPECIMEN SIGNATURE
Christen Erika Johnson	Owner, President, Secretary, Treasurer, Resident Agent, Chairman of the Board	DocuSigned by: Christen Erika Johnson 3F7D2DEE1E4E4B0...

2. The Directors of the Corporation are as follows:

NAME	SPECIMEN SIGNATURE
Christen Erika Johnson (Owner, President, Secretary, Treasurer, Resident Agent, Chairman of the Board)	DocuSigned by: Christen Erika Johnson 3F7D2DEE1E4E4B0...

3. The Stockholders of the Corporation are as follows:

NAME	STOCK HELD
Christen Erika Johnson (Owner, President, Secretary, Treasurer, Resident Agent, Chairman of the Board)	100000 Private Voting Shares

I also certify that The Christen Group, Inc. maintains accurate and complete copies of the articles of incorporation, by-laws, all resolutions passed by its board of directors.

IN WITNESS WHEREOF the Secretary of The Christen Group, Inc. has executed this Certificate on the 29th day of February, 2016.

DocuSigned by:
Christen Erika Johnson
3F7D2DEE1E4E4B0...

Christen Erika Johnson

DocuSigned by: